UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No.  1)*

BRAZIL MINERALS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

105861108
(CUSIP Number)

March 2 , 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
 Page 1 of 6 Pages

CUSIP NO. 105861108	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON:
Brazil Mining, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

0
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,666,330
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON
WITH:		0

	8	SHARED DISPOSITIVE POWER:

11,666,330

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,666,330

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.35%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP NO. 105861108	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON:

Sainte Valiere, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevis

	5	SOLE VOTING POWER:

0
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,820,457 (1)
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON
WITH:		0

	8	SHARED DISPOSITIVE POWER:

25,820,457 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,820,457 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.63%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
______________

(1)
Includes 79,999 shares of common stock which are issuable upon exercise of currently exercisable warrants held by Sainte Valiere, LLC. These warrants have an exercise price of $1.00 per share and expire on December 18, 2017.

CUSIP NO. 105861108	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON:

	Marc Fogassa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		37,486,787 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		37,486,787 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

	37,486,787 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	13.98%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
______________

(1)
Includes 79,999 shares of common stock which are issuable upon exercise of currently exercisable warrants held by Sainte Valiere, LLC. These warrants have an exercise price of $1.00 per share and expire on December 18, 2017.

CUSIP NO. 105861108	Page 5 of 6 Pages

The Statement on Schedule 13G filed by the Reporting Persons named below on February 13, 2015 is amended to read in its entirety as follows:

Item	1(a) Name of Issuer: Brazil Minerals, Inc. (the “Issuer”).

1(b) Address of the Issuer’s Principal Executive Offices: 155 North Lake Avenue, Suite 800, Pasadena, California 91101

Item	2(a) Name of Person Filing The Statement is filed on behalf of:

(i)	Brazil Mining, Inc., a Delaware corporation (“BMI”),
(ii)	Sainte Valiere, LLC, a Nevis limited liability company (Sainte Valiere”); and
(iii)	Marc Fogassa (“Fogassa”; each of BMI, Sainte Valiere and Fogassa is also sometimes referred to herein as a“Reporting Person” and together they are referred to as the “Reporting Persons”).

Item
2(b) Address of Principal Business Office or, if None, Residence:
The address of the principal business office of BMI and Fogassa is 155 North Lake Avenue, Suite 800, Pasadena, California 91101. The address of Sainte Valiere is c/o Southpac Trust Nevis Limited, Hunkins Plaza, Charlestown, Nevis.

Item 2(c)	Citizenship: BMI is a Delaware corporation. Sainte Valiere is a Nevis limited liability company. Fogassa is a U.S. citizen.

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e)	CUSIP Number: 105861108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)
Amount Beneficially Owned:
As of the date hereof, BMI may be deemed to be the beneficial owner of 11,666,330 Shares; Sainte Valiere may be deemed to be the beneficial owner of 25,820.457 Shares and Fogassa may be deemed to be the beneficial owner of 37,484,787 Shares

Item 4(b)
Percent of Class:
BMI may be deemed to be the beneficial owner of approximately 4.35% of the Shares, Sainte Valiere may be deemed to be the beneficial owner of approximately 9.63% of the Shares and Fogassa may be deemed to be the beneficial owner of approximately 13.98% of the Shares.

Item 4(c)	Number of shares as to which such person has:

A. BMI:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	11,666,330
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	11,666,330

CUSIP NO. 105861108	Page 6 of 6 Pages

B.	Sainte Valiere

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	25,740,458
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	25,740,458

C.	Fogassa

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	37,484,787
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	37,484,787

Item 5.
Ownership of Five Percent or Less of a Class:
As of March 2, 2015 BMI ceased to be the beneficial owner of more than 5% of the common stock of the Issuer, but Sainte Valiere and Fogassa continued to beneficially own more than 5% of the common stock of the Issuer.

                    .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group: This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group: This Item 9 is not applicable.

Item 10.
Certification:
By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 4, 2015
(Date)

BRAZIL MINING, INC.
By: /s/ Marc Fogassa
Marc Fogassa, President

SAINTE VALIERE, LLC

By: /s/Marc Fogassa
Marc Fogassa, Manager

/s/ Marc Fogassa
Marc Fogassa